UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

CONNECTURE, INC.

(Name of Issuer)

COMMON STOCK, $0.001 PAR VALUE PER SHARE

(Title of Class of Securities)

20786J106

(CUSIP Number)

Chrysalis Partners II, LLC

Attention: David A. Jones, Jr.

101 South Fifth Street

Suite 1650

Louisville, KY 40202

(502) 657-1279

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 4, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d 1(e), 240.13d 1(f) or 240.13d 1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 20786J106	Page 2 of 11

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Chrysalis Ventures II, L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,170,533*
	8.	Shared Voting Power None
	9.	Sole Dispositive Power 5,170,533*
	10.	Shared Dispositive Power None
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,170,533*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 21.2%†
14.	Type of Reporting Person (see Instructions) PN

*	The aggregate number and percentage of Common Stock of the Company beneficially owned consists of 4,007,162 shares of Common Stock of the Company, 2,000 shares of Series A Convertible Preferred Stock (the “Series A Preferred Stock”), and 1,000 shares of Series B Convertible Preferred Stock (the “Series B Preferred Stock”, and collectively with the Series A Preferred Stock, the “Preferred Stock”), convertible into 572,126 shares and 591,245 shares, respectively, of Common Stock of the Issuer, subject to certain conditions and adjustments. The shares reported herein are held directly by Chrysalis Ventures II, L.P.

†	The calculation of the foregoing percentage is based on 23,216,019 shares of Common Stock outstanding as of January 4, 2018, based on information reported in the Merger Agreement, filed as an exhibit to the Company’s Form 8-K, filed with the Securities and Exchange Commission on January 4, 2018, plus the shares of Common Stock issuable upon the conversion of the Preferred Stock beneficially owned by the Reporting Persons in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended.

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1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Chrysalis Partners II, LLC
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,170,533*
	8.	Shared Voting Power None
	9.	Sole Dispositive Power 5,170,533*
	10.	Shared Dispositive Power None
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,170,533*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 21.2%†
14.	Type of Reporting Person (see Instructions) OO

*	The aggregate number and percentage of Common Stock of the Company beneficially owned consists of 4,007,162 shares of Common Stock of the Company, 2,000 shares of Series A Convertible Preferred Stock (the “Series A Preferred Stock”), and 1,000 shares of Series B Convertible Preferred Stock (the “Series B Preferred Stock”, and collectively with the Series A Preferred Stock, the “Preferred Stock”), convertible into 572,126 shares and 591,245 shares, respectively, of Common Stock of the Issuer, subject to certain conditions and adjustments. The shares reported herein are held directly by Chrysalis Ventures II, L.P.

†	The calculation of the foregoing percentage is based on 23,216,019 shares of Common Stock outstanding as of January 4, 2018, based on information reported in the Merger Agreement, filed as an exhibit to the Company’s Form 8-K, filed with the Securities and Exchange Commission on January 4, 2018, plus the shares of Common Stock issuable upon the conversion of the Preferred Stock beneficially owned by the Reporting Persons in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended.

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1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) David A Jones, Jr.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 57,696
	8.	Shared Voting Power None
	9.	Sole Dispositive Power 57,696
	10.	Shared Dispositive Power None
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 57,696
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.2%†
14.	Type of Reporting Person (see Instructions) IN

†	The calculation of the foregoing percentage is based on 23,216,019 shares of Common Stock outstanding as of January 4, 2018, based on information reported in the Merger Agreement, filed as an exhibit to the Company’s Form 8-K, filed with the Securities and Exchange Commission on January 4, 2018, plus the shares of Common Stock issuable upon the conversion of the Preferred Stock beneficially owned by the Reporting Persons in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended.

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1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Ralston W. Steenrod
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 14,312
	8.	Shared Voting Power None
	9.	Sole Dispositive Power 14,312
	10.	Shared Dispositive Power None
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,312
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.1%†
14.	Type of Reporting Person (see Instructions) IN

†	The calculation of the foregoing percentage is based on 23,216,019 shares of Common Stock outstanding as of January 4, 2018, based on information reported in the Merger Agreement, filed as an exhibit to the Company’s Form 8-K, filed with the Securities and Exchange Commission on January 4, 2018, plus the shares of Common Stock issuable upon the conversion of the Preferred Stock beneficially owned by the Reporting Persons in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended.

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EXPLANATORY STATEMENT.

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) relates to shares of common stock (the “Common Stock”), par value $0.001 per share, of Connecture, Inc., a Delaware corporation (the “Company” or the “Issuer”) and is being filed on behalf of the following persons: Chrysalis Ventures II, L.P., a Delaware limited partnership (“CV II”), Chrysalis Partners II, LLC, a Delaware limited liability company (“CP II”), which is the general partner of CV II, David A. Jones, Jr. (“Jones”), and Ralston W. Steenrod (“Steenrod”). CV II, CP II, Jones, and Steenrod are sometimes individually referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.” This Amendment No. 1 amends and supplements the Schedule 13D previously filed with the Securities and Exchange Commission on March 20, 2017 (the “Initial Schedule 13D”, together with this Amendment No. 1, the “Schedule 13D”). This Amendment No. 1 is being filed to reflect the entry into certain agreements related to the shares held by the Reporting Persons.

ITEM 2.	IDENTITY AND BACKGROUND.

The response set forth in Item 2 of the Schedule 13D is hereby amended and supplemented by the following:

Item 2(a)-(c). This statement is also being filed by each of Jones and Steenrod. The principal business of each of Jones and Steenrod is to manage CP II and their address is c/o Chrysalis Ventures, 101 South Fifth Street, Suite 1650, Louisville, KY 40202.

Item 2 (d)-(e). During the last five years, none of Jones or Steenrod has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 2 (f). Each of Jones and Steenrod is a citizen of the United States of America.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The response set forth in Item 3 of the Schedule 13D is hereby amended and supplemented by the following:

The information set forth in Item 4 of this Schedule 13D is hereby incorporated by reference into this Item 3.

The aggregate cost of the shares owned by Jones in his personal capacity was $94,452. The aggregate cost of the shares owned by Steenrod in his personal capacity was $24,474.

ITEM 4.	PURPOSE OF TRANSACTION.

The response set forth in Item 4 of the Schedule 13D is hereby amended and supplemented by the following:

On January 4, 2018, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with FP Healthcare Holdings, Inc. (“Parent”), and FP Healthcare Merger Sub Corporation, a wholly owned subsidiary of Parent (“Merger Subsidiary”), providing for the merger of Merger Subsidiary with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly owned subsidiary of Parent. Capitalized terms used in this Item 4 which are not otherwise defined have the meanings set forth in the Merger Agreement.

The Merger and the Merger Agreement were unanimously approved by the Company’s Board of Directors upon the recommendation of a special committee consisting solely of independent, outside directors (the “Special Committee”)

At the Effective Time of the Merger, each share of Common Stock issued and outstanding as of immediately prior to the Effective Time, other than shares held by CV II, CP II, Jones, Steenrod, Francisco Partners IV,L.P., and Francisco Partners IV-A, L.P. (collectively, the “Rollover Investors”), will be canceled and cease to exist and automatically converted into the right to receive cash in an amount equal to $0.35, without interest (the “Per Share

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Price”). The Rollover Investors have entered into a Rollover Agreement pursuant to which the Rollover Investors have agreed to contribute shares of Common Stock, Series A Preferred Stock and Series B Preferred Stock to Parent.

Stockholders of the Company will be asked to vote on the adoption of the Merger Agreement and the Merger at a special stockholders’ meeting that will be held on a date to be announced. The closing of the Merger is subject to a condition that the Merger Agreement be adopted by the affirmative vote of the holders a majority of the outstanding shares of Company capital stock, voting together as a single class, entitled to vote on such matter (the “Company Stockholder Approval”). Consummation of the Merger is also subject to other customary closing conditions, including, without limitation, the absence of certain legal impediments, the expiration or termination of the required waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. The Merger Agreement does not contain a financing condition. The Company has also made customary representations and warranties in the Merger Agreement and has agreed to customary covenants regarding the operation of the business of the Company and the Company Subsidiaries prior to the Effective Time.

Pursuant to the terms of a “go-shop” provision in the Merger Agreement, during the period beginning on the date of the Merger Agreement and continuing until 11:59 p.m. (Central time) on the 45th calendar day thereafter (the “Go-Shop Period End Date”), the Company and its subsidiaries and their respective representatives may initiate, solicit and encourage any alternative acquisition proposals from third parties, provide nonpublic information to such third parties, and participate in discussions and negotiations with such third parties regarding alternative acquisition proposals. Beginning on the Go-Shop Period End Date, the Company will become subject to customary “no-shop” restrictions on its, its subsidiaries’ and their respective representatives’ ability to initiate, solicit or encourage alternative acquisition proposals from third parties and to provide nonpublic information to or participate in discussions or negotiations with third parties regarding alternative acquisition proposals, except as otherwise permitted by the Merger Agreement, including in connection with the compliance by the Board with its fiduciary duties under applicable law.

The Merger Agreement contains certain termination rights for the Company and Parent. Upon termination of the Merger Agreement by the Company if, before the Company Stockholder Approval, the Special Committee authorizes the Company to enter into a definitive agreement with respect to a Superior Proposal, the Company will be required to pay Parent a termination fee of reasonable and documented out-of-pocket fees and expenses (including legal fees and expenses) up to $2.0 million. In addition to the foregoing termination right, and subject to certain limitations, (i) the Company or Parent may terminate the Merger Agreement if the Merger is not consummated by June 4, 2018, and (ii) the Company and Parent may mutually agree to terminate the Merger Agreement.

Concurrently with the execution and delivery of the Merger Agreement, the Rollover Investors (other than Jones and Steenrod) entered into a Voting and Support Agreement with the Company (the “Voting Agreement”). Pursuant to the Voting Agreement, the Rollover Investors have agreed, unless the Board or Special Committee has made a Change of Recommendation, to vote all shares of the Company’s capital stock owned by them in favor of the adoption of the Merger Agreement and the approval of the transactions contemplated thereby and against any other action or agreement that would reasonably be expected to (1) result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement, (2) result in any of the conditions to the consummation of the Merger under the Merger Agreement not being fulfilled or (3) impede, frustrate, interfere with, delay, postpone or adversely affect the Merger and the other transactions contemplated by the Merger Agreement.

In addition, pursuant to the Voting Agreement, if the Company enters into a definitive agreement with respect to a Superior Proposal that will result in the Company’s preferred stock being redeemed, among other conditions, the Rollover Investors have agreed to vote their shares in favor of such Superior Proposal.

Finally, pursuant to the Voting Agreement, the Rollover Investors have agreed, if requested to do so by the Board or the Special Committee, to explore in good faith the possibility of working with any third parties regarding alternative acquisition proposals to the extent the Company is permitted to do so under the Merger Agreement, including by reviewing and responding to proposals and taking part in meetings and negotiations with respect thereto, and have represented that they are not subject to any agreement that would prevent them from doing so. The Voting Agreement will terminate at the Effective Time or, if earlier, the date of the termination of the Merger Agreement, unless there is a Superior Proposal, in which case the termination will occur upon the earliest of (1) the consummation of the Superior Proposal, (2) the termination of the definitive agreement relating to the Superior

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Proposal, and (3) the date that is five months after the termination of the Merger Agreement by the Company in order to pursue a Superior Proposal.

The descriptions of the Merger Agreement, the Rollover Agreement, and the Voting Agreement in this Item 4 are not intended to be complete and are qualified in their entirety by the text of such documents, each of which is filed as an exhibit hereto and is incorporated by reference herein.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

The response set forth in Item 5 of the Schedule 13D is hereby amended and restated as follows:

Based on the information set forth in the Merger Agreement, there were 23,216,019 shares of the Common Stock issued and outstanding as of January 4, 2018.

(a) and (b) As of January 8, 2018, CV II directly owned 4,007,162 shares of Common Stock of the Company, 2,000 shares of Series A Preferred Stock, convertible into an aggregate of 572,126 shares of Common Stock, and 1,000 shares of Series B Preferred Stock, convertible into an aggregate of 591,245 shares of Common Stock. The aggregate 5,170,533 shares of Common Stock deemed to be beneficially owned by CV II as of January 8, 2018 represented approximately 21.2% of the 23,216,019 shares of Common Stock issued and outstanding as of January 4, 2018, based on the information set forth in the Merger Agreement, filed as an exhibit to the Company’s Form 8-K, filed with the Securities and Exchange Commission on January 4, 2018 (determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended).

As of January 8, 2018, CP II, in its capacity as the general partner of CV II, may be deemed to beneficially own the 5,170,533 shares of Common Stock directly beneficially owned by CV II, which represented as of January 8, 2018 approximately 21.2% of the 23,216,019 shares of Common Stock issued and outstanding as of January 4, 2018, based on the information set forth in the Merger Agreement, filed as an exhibit to the Company’s Form 8-K, filed with the Securities and Exchange Commission on January 4, 2018 (determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended). Investment and voting decisions with respect to the shares held by CV II are made by an advisory committee of CP II that consists of David A. Jones, Jr., Wright Steenrod and Irv Bailey, each of whom is a member of CP II.

As of January 8, 2018, Jones may be deemed to beneficially own 57,696 shares of Common Stock held by Jones for his personal account, which represented as of January 8, 2018 approximately 0.2% of the 23,216,019 shares of Common Stock issued and outstanding as of January 4, 2018, based on the information set forth in the Merger Agreement, filed as an exhibit to the Company’s Form 8-K, filed with the Securities and Exchange Commission on January 4, 2018 (determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended).

As of January 8, 2018, Steenrod may be deemed to beneficially own 14,312 shares of Common Stock held by Steenrod for his personal account, which represented as of January 8, 2018 approximately 0.1% of the 23,216,019 shares of Common Stock issued and outstanding as of January 4, 2018, based on the information set forth in the Merger Agreement, filed as an exhibit to the Company’s Form 8-K, filed with the Securities and Exchange Commission on January 4, 2018 (determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended).

By virtue of being a party to the Rollover Agreement, CV II, CP II, Jones and Steenrod may be deemed to be members of a “group”, as defined in Rule 13d-5 of the Exchange Act. The share ownership reported by each of CV II and CP II does not include any shares owned by Jones or Steenrod or any other person, and, conversely, the share ownership reported by each of Jones and Steenrod does not include any shares owned by CV II or CP II or any other person. Each of CV II and CP II disclaims beneficial ownership of any shares owned by Jones or Steenrod or any other person, and each of Jones and Steenrod disclaims beneficial ownership of any shares owned by CV II or CP II or any other person.

(c) The information set forth in Item 3 and Item 4 hereof is hereby incorporated by reference into this Item 5(c).

(d) Not applicable.

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(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The response set forth in Item 6 of the Schedule 13D is hereby amended and supplemented by the following:

The information set forth in Item 3 and Item 4 of this Schedule 13D is hereby incorporated by reference into this Item 6.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

1	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended

2	Agreement and Plan of Merger, by and among FP Healthcare Holdings, Inc., FP Healthcare Merger Sub Corporation, and the Company, dated as of January 4, 2018, incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K of the Company filed with the Commission on January 4, 2018.

3	Voting and Support Agreement, by and among the Company, Chrysalis Ventures II, L.P., Francisco Partners IV, L.P., and Francisco Partners IV-A, L.P., dated as of January 4, 2018, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K of the Company filed with the Commission on January 4, 2018.

4	Rollover Agreement, by and among Chrysalis Ventures II, L.P. and the other parties thereto, dated as of January 4, 2018, incorporated herein by reference to Exhibit 99.2 to the Current Report on Form 8-K of the Company filed with the Commission on January 4, 2018.

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SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: January 8, 2018

CHRYSALIS VENTURES II, L.P. By: Chrysalis Partners II, LLC, its General Partner

By:	/s/ David A. Jones, Jr.
Name: David A. Jones, Jr. Title: Authorized Member

CHRYSALIS PARTNERS II, LLC

By:	/s/ David A. Jones, Jr.
Name: David A. Jones, Jr. Title: Authorized Member

/s/ David A. Jones, Jr.
David A. Jones, Jr.

/s/ Ralston W. Steenrod
Ralston W. Steenrod

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EXHIBIT INDEX

Exhibit No.	Description

1	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

2	Agreement and Plan of Merger, by and among FP Healthcare Holdings, Inc., FP Healthcare Merger Sub Corporation, and the Company, dated as of January 4, 2018, incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K of the Company filed with the Commission on January 4, 2018.

3	Voting and Support Agreement, by and among the Company, Chrysalis Ventures II, L.P., Francisco Partners IV, L.P., and Francisco Partners IV-A, L.P., dated as of January 4, 2018, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K of the Company filed with the Commission on January 4, 2018.

4	Rollover Agreement, by and among Chrysalis Ventures II, L.P. and the other parties thereto, dated as of January 4, 2018, incorporated herein by reference to Exhibit 99.2 to the Current Report on Form 8-K of the Company filed with the Commission on January 4, 2018.

Exhibit 1

Joint Filing Agreement

In accordance with Rule 13d-1(k) under the Securities and Exchange Act of 1934, the persons or entities named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the shares of common stock of the Company and further agree that this joint filing agreement be included as an exhibit to this Schedule 13D. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement as of January 8, 2018.

CHRYSALIS VENTURES II, L.P. By: Chrysalis Partners II, LLC, its General Partner

By:	/s/ David A. Jones, Jr.
Name: David A. Jones, Jr. Title: Authorized Member

CHRYSALIS PARTNERS II, LLC

By:	/s/ David A. Jones, Jr.
Name: David A. Jones, Jr. Title: Authorized Member

/s/ David A. Jones, Jr.
David A. Jones, Jr.

/s/ Ralston W. Steenrod
Ralston W. Steenrod